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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING



[ ]  Form 10 - K   [ ]  Form 20 - F   [ ]  Form 11 - K   [ X ]  Form 10 - Q
[ ]  Form N-SAR

For Period Ended:  March 31, 1996


[ ]  Transition Report on Form 10 - K

[ ]  Transition Report on Form 20 - F

[ ]  Transition Report on Form  11 - K

[ ]  Transition Report on Form 10 - Q

[ ]  Transition Report on Form N - SAR

For Transition Period Ended:     _________________

_____________________________________________________________________________

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________________________________________

         If the Notification relates to a portion of the filing checked above,
identify the Item(s) to which the Notification relates:   N/A

_____________________________________________________________________________


Commission File Number:  1-0096
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                                    PART  I

                             Registrant Information



Full Name of Registrant:

                            STRIKER INDUSTRIES, INC.



Address of Principal Executive Office:

                            One Riverway, Suite 2450
                              Houston, Texas 77056



                                    PART  II


                           Rules 12b - 25 (b) and (c)


[ X ]    If the subject Report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed:

         (a) The reasons described in reasonable detail in Page III of this Form could not be eliminated without unreasonable effort or expense.

         (b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of the Quarterly Report.

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) is attached if applicable. N/A


                                   PART  III

                                   Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period:

         All of the required information necessary to complete Form 10-Q by May 15, 1996 was not available, and therefore Form 10-Q will be filed within the 5 day extension period.
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                                    PART  IV

                               Other Information


         (1) Name and telephone number of person to contact in regard to this Notification:

                 Paul B. Edmiston               713               622-4092
                     NAME                    AREA CODE        TELEPHONE NUMBER

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period as the Registrant was required to file such report(s) been filed? If the
answer is No, identify report(s)          [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject Report or
part thereof?                             [X] Yes  [ ] No

         For the quarter ended March 31, 1996, sales decreased significantly (the decrease in sales is estimated to be approximately $500,000) due to price and quantity reductions from the quarter ended March 31, 1995. This coupled with an increase in cost of sales resulted in a significant decrease in gross margin (the decrease in gross margin is estimated to be approximately $600,000). The operating loss and increase in interest expense has resulted in a net loss (estimated to be approximately $500,000) for the quarter ended March 31, 1996 as compared to net income of $179,582 for the quarter ended March 31, 1995. This will be fully explained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 to be filed on or before May 20, 1996.

         STRIKER INDUSTRIES, INC. has caused this Notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:   May 15, 1996                    By: /s/ PAUL B. EDMISTON
                                            -----------------------------
                                            Paul B. Edmiston
                                            Corporate Controller